COMPOSITE TECHNOLOGY CORPORATION
                                2026 McGaw Avenue
                                Irvine, CA 92614

                                 August 19, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC, 20549

      Re:   Composite Technology Corporation
            Amendment Withdrawal Request
            SEC File No. 333-112798

Ladies and Gentlemen:

      Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Composite Technology Corporation (the "Company") hereby requests the withdrawal of Form S-1 (Amendment No. 2 to Form S-3) (the "Amendment"), Registration No. 333-112798, filed August 19, 2005. The Amendment was inadvertently filed with the wrong form type and is currently reflected as an amendment to a new registration statement instead of a post-effective amendment to provide updated prospectus information (POS AM). We wish to withdraw the Amendment to correct this error. Simultaneous with the submission of this letter, we will be filing a revised Post-Effective Amendment solely to rectify the EDGAR filing error specified above. No securities were sold under the Amendment.

      Please contact our counsel, Kevin Leung of Richardson & Patel at (310) 208-1182, if you have any questions.

                                        Very truly yours,

                                        COMPOSITE TECHNOLOGY CORPORATION

                                        By:  /s/ Benton H Wilcoxon
                                             ---------------------
                                                 Benton H Wilcoxon
                                                 Chief Executive Officer